July 18, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jim B. Rosenberg (Senior Assistance Chief Accountant)

Re:	China Health Industries Holdings, Inc. (the “Company”)
Form 10-K for the Year Ended June 30, 2010
Filed on September 28, 2010 and amended on September 30, 2010 and December 9, 2010
File No. 000-51060

Dear Mr. Rosenberg:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 20, 2011, addressed to Mr. Xin Sun, the Company’s Chief Executive Officer and Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 filed on September 28, 2010(“Form 10-K”) and amended on September 30, 2010 and December 9, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.	In any amendment you file, please include new certifications required under Item 601 of Regulation S-K (exhibits 31 and 32).

Response:

Noted.  The Company shall include new certifications under Item 601 of Regulation S-K in future amendments of its Annual Report on 10-K.

2.           Exhibits 31 filed to your Form 10-Qs, for the quarterly periods in fiscal 2011 did not address your responsibility for establishing and maintaining internal controls over financial reporting in the lead-in sentence of Item 4. In future filings, please ensure that your certifications indicate in the lead-in sentence of Item 4 of exhibit 31 your responsibility for disclosure controls and procedures and internal control over financial reporting.

Response:

Noted. The Company will include the lead-in sentence of Item 4 of Exhibit 31 to disclose its responsibility for disclosure controls and procedures and internal control over financial reporting in its future filings as follows:

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

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Item 1. Business
Distribution, page 8

3.           On page 11, you disclose that your business is conducted through chain-stores in your "stores throughout China." However, on page 13, you state that you presently operate only one distribution store in Harbin. Please reconcile these disclosures and revise your disclosure to expand your discussion to describe the chain-stores in which your products are sold, the distribution channels through which your products are sold and the activities of your sales agents and marketing personnel. Please include in this disclosure any additional sales practices and venues that contributed to your growth.

Response:

The Company currently does not own any chain-store. However, it plans to establish chain-stores for sale of its products in future. The Company will revise its disclosure in the Amendment No. 3 to Form 10-K as follows:

On pages 5 and 28

~~Our business is conducted through chain-stores and, with regard to the sale of our products, eventually over the internet.~~
Our business is conducted through our PRC subsidiaries, Harbin Humankind Biology Technology Co., Limited and Harbin Huimeijia Medicine Company. Our products are primarily sold through conference marketing where we offer free healthcare lectures and market our products to the conference attendees.  We plan to develop chain-stores to sell our products and eventually sell our products over the internet.

On page 11

We will focus on combining our products with traditional Chinese medicine, the creation of new products, and developing our B2C e-business and chain-stores. We plan to implement health management projects in our future chain-stores ~~stores~~ throughout China and establish a database of our clients’ health from data obtained from our B2C e-business and call center.

Our Business Plan, page 12

4.           We note your disclosure on page 12 that you plan to develop 3-5 new products to market each year. On page 32, you have also disclosed that the company spent $557,894 on research and development activities in the fiscal year ended June 30, 2010. It does not appear, however, that you have any employees engaged in research and development activities, as you indicate on page 15 that your employees are spread among administration, sales and manufacturing. Please revise your disclosure to expand your discussion of your research and development activities to indicate whether such activities are conducted by your current employees or contracted to third parties, in what Facilities such activities are conducted and the nature of such activities. If your research and development activities are conducted by third parties, your disclosure should describe the terms of any agreements with such parties.

Response:

The Company’s research and development activities are conducted by third parties. The Company enters into research and development agreements with third parties to develop new products. The Company will revise its disclosure regarding research and development as follows:

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Research and Development

During the fiscal years ended June 30, 2010 and 2009, the Company spent approximately $558,000, and $29,205 respectively, on research and development. The Company’s research and development program seeks to discover and substantiate the efficacy and safety of ingredients and products that have a significant nutritional therapeutic value to consumers.

The Company’s research and development activities are conducted by third parties. The Company enters into research and development agreements with third parties to develop new products.

On April 9, 2010, the Company entered into a technology development agreement with Shenyang Pharmaceutical University (“SPU”) for the development of a health food (“Agreement I”). Pursuant to Agreement I, SPU will develop a health food to improve hypoxia tolerance for the Company. SPU will also obtain a Certificate of Approval for Domestic Health Food (“Certificate of Approval”) for this new product on behalf of the Company. In return, the Company will pay SPU compensation and fees in the amount of RMB 2,000,000 (approximately $310,182). The Company will have proprietary rights of the new product and associated intellectual property rights. The agreement is valid for three years and an English translation of the agreement is filed as Exhibit 10.21 to Amendment No. 3 to Form 10-K.

On May 20, 2010, the Company entered into another technology development agreement with SPU for the development of a skincare product (“Agreement II”). Pursuant to Agreement II, SPU will develop a whitening, moisturizing and anti-aging skincare product for the Company and obtain necessary quality and hygiene certifications for the new product on behalf of the Company. In return, the Company will pay SPU compensation and fees in the amount of RMB 2,000,000 (approximately $310,182). The Company will have proprietary rights of the new product and associated intellectual property rights. The agreement is valid for three years and an English translation of the agreement is filed as Exhibit 10.22 to Amendment No. 3 to Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the year ended June 30, 2010 as compared to June 30, 2009, page 26

5.           You disclose that your sales have grown 293% during 2010 as a result of strong sales from your distribution channels and increased volume. Please revise your disclosure that discusses and quantifies all of the factors that contributed to the significant growth in 2010. Ensure that your revised disclosure addresses the following:

•	The impact of new product sales and discontinued products sales on operations;
•
The reason sales of Waterlilies Soft Capsules increased by $14.1 million, which is your largest selling product in 2010. Tell us the distribution channel you use to sell this product and if the sales and marketing efforts for this product are different from other products. Provide similar disclosure for the sales of Propolis and Black Ant, whose sales increased by $2.7 million and Colon Cleanser Capsules whose sales increased by $6.9 million; and

•	The impact of any increase in sales agents on operations. In this regard, we note that your sales & marketing expenses increased but at a slightly slower rate than your sales increase.

Response:

The Company will revise its disclosure as follows:

Total revenues increased by 293% for the year ended June 30, 2010 compared to the same period in 2009.  The $32,138,144 increase in revenue is attributable to strong performances from our sales distribution channels.

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Sales of Waterlilies Soft Capsule and Colon Cleanser Capsule continued to increase and contributed $21,039,948 to our sales revenue for the year ended June 30, 2010. The new products, Sleeping Beauty Capsule, Virility Max Capsule, Ruddy Cranule and Blood Cleanser Soft Capsule, have generated sales revenue of $7,534,877 for the year 2010. These products have a broader customer base and contributed a total of $28,574,825 in sales revenue.

Two products, Chao Bao Capsule and Jianwei Calcium Tablet, were discontinued in the year 2010. Because sales of these two products accounted for very small portion of our total sales revenue for 2009, their discontinuance has very little impact on our sales revenue.

Sales of Waterlilies Soft Capsule, Propolis, Black Ant and Colon Cleanser Capsule were made through conference marketing by our sales representatives. The sales and marketing efforts for these products are not different from other products. The main reason for the significant growth in sales of these products is that they are currently very popular products on the PRC health food market.

The Company’s products are sold to end consumers through its sale representatives. The increase in sales representatives will enlarge the Company’s customer base and increase sales of its products. Because the Company was in the phase of expanding its market in 2009, its sales and marketing expenses were relatively high. After its products were widely accepted by customers and the Company achieved an economy of scale, the percentage of sales and marketing expenses will relatively decrease.  Therefore, its sales & marketing expenses increased but at a slightly slower rate than its sales increase in 2010.

Consolidated Financial Statements
Consolidated Statements of Stockholders' Equity, page F-6

6.           Please revise to include a consolidated statement of stockholders' equity for the last two fiscal years in accordance with Article 8 of Regulation S-X.

Response:

The Company will include the following consolidated statement of shareholders’ equity for the last two fiscal years in Amendment No. 3 to Form 10-K.

CHINA HEALTH INDUSTRIES HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common shares
	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Stockholders' Equity

Balances, June 30, 2008	61,203,088	$6,120	$1,342,490	$(199,428)	$246,004	$1,395,186

Share issued to minority holders in reverse merger	1,031,649	103	(103)			-

Contributed capital			1,464			1,464

Imputed interest on shareholder loan			65,995			65,995

Net income for the year ended June 30, 2009				2,824,454		2,824,454

Other comprehensive income-Translation adjustment					15,297	15,297

Balances, June 30, 2009	62,234,737	$6,223	$1,409,846	$2,625,026	$261,301	$4,302,396

Stock based compensation	5,000	1	4,749			4,750

Imputed interest on shareholder loan			20,315			20,315

Net income for the year ended June 30, 2010				13,254,171		13,254,171

Other comprehensive income-Translation adjustment					328,317	328,317

Balance, June 30, 2010	62,239,737	$6,224	$1,434,910	$15,879,197	$589,618	$17,909,949

Notes to Consolidated Financial Statements
Note 14  Commitments and Contingencies, page F-20

7.           You state that under PRC laws, the Company is required to appropriate a portion of its net income to a statutory reserve but has not made any reserve funding because of an "accumulating deficiency until June 30, 2009." Yet in fiscal 2009 and 2010, you generated net income of $2.8 million and $13.3 million, respectively. Please revise your disclosure to address the following:

•
Explain the table on F-21 and how these balances are derived, specifically addressing how you computed the $792,234 amount shown in the table and why this amount was reported as a reserve commitment outstanding and not funded in 2010;

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Response:

	June 30, 2010	June 30, 2009
PRC Subsidiaries Registered Capital
Harbin Humankind Biology	$1,584,467	$1,584,467
Harbin Huimeijia Medicine (Company has accumulating deficiency, no reserve commitment required)	146,873	146,873

Statutory Reserve Ceiling based on 50% of PRC Registered Capital of Harbin Humankind Biology or at least 10% of the after-tax net earnings until the reserve are equal to 50% of its registered capital.	792,234	-

Less: Retained Earnings appropriated to Statutory Reserve	-	-

Reserve Commitment Outstanding	$792,234	$-

Set forth above is the reproduction of the table on F-21. We will add the following disclosure:

Harbin Humankind has a registered capital of $1,584,467. According to PRC laws, Harbin Humankind is required to appropriate a portion of its net income to its statutory reserve up to a maximum of 50% of its registered capital in the PRC. $792,234 is 50% of $1,584,467 (registered capital).

Although Harbin Humankind generated net income during this fiscal year, profitability and cash flows are uncertain in the near future. So the board of directors decided not to fund the statutory reserve at this time and reported it as reserve commitment. Starting this year, the Company will appropriate a portion of its net income to the statutory reserve.

Harbin Huimeijia has a registered capital of $146,876. Because this subsidiary has accumulating deficiency, no reserve appropriation is required.

•	Discuss why no reserve appropriation was required for 2009; and

Response:

Reserve appropriation was required for 2009. Due to uncertainty of the company’s profitability and cash flows in the near future, no reserve appropriations were made at the discretion of the board of directors.

•
With regard to the limitations on remitting profits from your Chinese operating subs, in the form dividends or otherwise, as discussed on page 17, revise your liquidity section to discuss these limitations and the impact of-these restrictions on your operations and cash flows.

Response:

On November 1, 2005, SAFE issued a public notice that requires PRC resident stockholders who receive the ownership of a foreign holding company in exchange for ownership in the PRC operating company to register with SAFE. While this notice may limit remitting profits from our subsidiaries, it has no effect on the company’s operations and cash flows.

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Item 9A. Controls and Procedures, page 32

8.           We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

•
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

•	How do you maintain your books and records and prepare your financial statements?

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records for U.S. GAAP and SEC reporting purposes. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

The Company does not routinely maintain books and records in accordance with U.S. GAAP. It maintains its books and records in accordance with PRC GAAP instead and converts them on a quarterly basis.

Although it has production facilities at two different locations, the Company maintains only one central accounting department and one set of books and records for the operations at the two locations. Therefore, the Company’s production activities at different locations should not affect its internal control over financial reporting.

The Company maintains the books and records of its PRC operating companies in accordance with PRC GAAP in order to comply with local regulations. For the purposes of SEC reporting, the Company has developed accounting procedures to convert its PRC operating companies’ books and records from PRC GAAP to U.S. GAAP for the preparation of consolidated accounts in accordance with U.S. GAAP. Such procedures include, among others, the use of off-the-shelf checklists and practice aids developed by Practitioners Publishing Company (PPC), Thomson Reuters. The Company has retained financial consultants, who have adequate training and experience in U.S. GAAP and sufficient knowledge in PRC GAAP, to assist it in its financial reporting process including, among others, the conversion from PRC GAAP to U.S. GAAP and disclosures. Going forward, the Company will continue to provide training to its accounting personnel to ensure its accounting personnel are kept knowledgeable and up-to-date on U.S. GAAP and SEC reporting requirements.

What is the background of the people involved in your financial reporting? In this regard, we note that Sun Xin serves as your Chairman, CEO, CFO, Treasurer, principal accounting officer and sole director.

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•
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, hut for each person, please tell us:

o	What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
o	What relevant education and ongoing training he or she has had relating to U.S. GAAP;
o	The nature of his or her contractual or other relationship to you;
o	Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
o
About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The following persons are responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of its internal control over financial reporting:

Financial Consultants:

The financial consultant’s responsibilities include converting books and records from PRC GAAP to U.S. GAAP, consolidating financial statements and assisting its Chief Financial Officer in preparing SEC filings. The Company typically enters into consulting agreements to engage financial consultants to assist it in preparation of financial statements and evaluation of the effectiveness of its internal control over financial reporting.

The Company’s prior financial consultant has expertise in preparation of books and records and financial statements. She received her bachelor degree in accounting from University of Arizona in 2003 and since then she has worked for accounting firms and corporations to handle books and records and financial reporting.

The Company’s current financial consultant is a U.S. certified public accountant, certified in California. He holds a bachelor degree in accounting from California State University in Los Angeles and a master degree in taxation from Golden State University. The current financial consultant has over ten years’ experience in accounting and auditing. It is expected that the current financial consultant will have completed formal training in SOX 404 in the near future.

Chief Financial Officer (CFO):

The Company’s CFO is primarily responsible for its financial reporting, which includes reviewing all financial statements and SEC filings, and ensuring their compliance with regulatory requirements. With the assistance from the financial consultants, the CFO developed and maintained the Company’s internal control framework and policies for financial reporting. The CFO does not hold a professional designation. Going forward, the Company’s CFO plans to implement, with the assistance of outside consultants, a continuing educational and training program for senior accounting personnel to ensure that their knowledge of U.S. GAAP and SEC regulatory requirements is kept up-to-date.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	The name and address of the accounting firm or organization;
•	The qualifications of their employees who perform the services for your company;

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•	How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	How many hours they spent last year performing these services for you; and
•
The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	How many hours they spent last year performing these services for you; and
•
The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company retains financial consultants to help it prepare its financial statements and evaluate its internal control over financial reporting. The Company believes its financial consultants are fully qualified because its consultants received education and training in US GAAP and have many years’ experience in preparing financial statements in accordance with US GAAP and evaluating the effectiveness of internal control over financial reporting. Additionally, the Company’s current financial consultant is a U.S. certified public accountant and has experience in compliance with SOX 404.

Last year the Company’s financial consultant spent approximately 200 hours performing services for the Company. The Company paid a consulting fee of approximately $8,000 to the financial consultant for her services.

Since you state that you do not currently have an audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Response:

At present, the Company does not have an audit committee. The board of directors relies on external consultant, if necessary, to advise the board on U.S. GAAP and internal control over financial reporting. Going forward, the Company will form an audit committee with a financial expert as Chairman.

9.           You have concluded that disclosure controls and procedures and internal control over financial reporting were effective. However, Sun Xin serves as your Chairman, CEO, CFO, Treasurer, principal accounting officer and sole director. Please explain to us the factors that you considered in concluding that your disclosure controls and procedures and internal controls over financial reporting were both effective.

Response:

Under the COSO Internal Control-Integrated Framework, a widely-used framework in the United States, internal control is broadly defined as a process, effected by an entity's board of directors, management, and other personnel, designed to provide reasonable assurance regarding the achievement of objectives in the following categories: a) Effectiveness and efficiency of operations; b) Reliability of financial reporting; and c) Compliance with laws and regulations.

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In that regard, Mr. Sun has the overall responsibility of designing and implementing effective internal control.   Mr. Sun also sets the “tone” within the Company that affects the integrity and ethics and other factors of a positive control environment within the Company.  Even though Mr. Sun serves as the Company’s Chairman, CEO, CFO, Treasurer, principal accounting officer and sole director, there are still numerous employees of the Company that work for him and are integral to the running of the Company and the preparation of its financial reports.

Mr. Sun has implemented processes and procedures for the various departments in the Company to ensure that information is relayed accurately and timely. For example, if there is a request from our auditor to provide financial information, our CFO will be the first person to know. He will discuss the request with our financial manager and our financial consultant, who will then assess the request and provide our CFO a schedule for provision of the requested information. Next, the work to provide requested information is assigned to our staff in the financial department. After the work is completed and reviewed by our financial manager and financial consultant, it is presented to our CFO, who will then review the information before providing to our auditor.

Because the Company is relatively small and its corporate structure relatively simple, such processes are not complex.  However, Mr. Sun periodically evaluates and monitors these processes.  Additionally, he would specifically analyze a situation whenever an error is caught or a deficiency in a procedure is apparent and then adopts measures to ensure the identification, capture, and exchange of information in a form and time frame that enable people to carry out their responsibilities.

Factors that Mr. Sun considers are:

(i)	whether the way the Company is run in a manner that influences the control consciousness of its employees
(ii)	whether identification and analysis of certain risks within the organization form the basis on how such risks are to be managed;
(iii)	is information captured timely and conveyed accurately;
(iv)	whether the policies and procedures of management are carried out; and
(v)	whether records regarding controls and procedures are properly and timely maintained.

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

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